SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 1, 2018

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement on

Form N-1A of BlackRock Funds IV (the “Trust”) relating to

BlackRock Alternative Capital Strategies Fund, BlackRock Global

Long/Short Credit Fund and BlackRock Impact Bond Fund

Dear Mr. Grzeskiewicz:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Alternative Capital Strategies Fund, BlackRock Global Long/Short Credit Fund and BlackRock Impact Bond Fund (each a “Fund” and together, the “Funds”).

The Amendment is being filed pursuant to Rule 472 under the Securities Act.

The Amendment is being filed for the purpose of responding to the comments provided by Mr. John Grzeskiewicz of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a phone call that occurred on May 21, 2018. We have discussed the Staff’s comments with representatives of the Trust. For convenience, the Staff’s comments are restated below, and the Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Applicable to each Fund

General

Comment 1: Please confirm that none of the Funds will be sold to the public prior to the completion of the reorganization, as described in the Registration Statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

August 1, 2018

Response: The Funds confirm that none of the Funds will be sold to the public prior to the completion of the applicable reorganization.

Prospectus: Fees and Expenses

Comment 2: Please include completed fee tables, expense examples and performance information prior to the Registration Statement going effective.

Response: The Funds confirm that completed fee tables, expense examples and performance information will be included prior to the Registration Statement going effective.

Comment 3: The Staff notes that certain footnotes to each Fund’s Fee Tables state that: “The Fund may have to repay some of these waivers and/or reimbursements to BlackRock in the following two years.” The Staff requests that each Fund consider disclosing the terms and conditions of such repayment.

Response: The Funds note that the following disclosure is included in Item 10 of each Fund’s prospectus:

“With respect to the contractual agreement to cap net expenses, if during the Fund’s fiscal year the operating expenses of a share class, that at any time during the prior two fiscal years received a waiver or reimbursement from BlackRock, are less than the current expense limit for that share class, the share class is required to repay BlackRock up to the lesser of (a) the amount of fees waived or expenses reimbursed during those prior two fiscal years under the agreement and (b) an amount not to exceed either (x) the current expense limit of that share class or (y) the expense limit of the share class in effect at the time that the share class received the applicable waiver and/or reimbursement, provided that: (i) the Fund has more than $50 million in assets and (ii) BlackRock or an affiliate serves as the Fund’s manager or administrator. This repayment applies only to the contractual caps on net expenses and does not apply to the contractual management fee waiver described above or any voluntary waivers that may be in effect from time to time.”

Comment 4: The Staff requests confirmation that the contractual fee waivers that will be listed in the applicable footnotes to the Fee Tables of each Fund will be in place for at least one year from the effective date of the Registration Statement.

Response: Each Fund confirms that the contractual fee waivers that will be listed in the applicable footnotes to the Fee Tables of each Fund will be in place for at least one year from the effective date of the Registration Statement.

Comment 5: The Staff notes that each Fund may engage in short sales. The Staff requests confirmation that the “Other Expenses” line item in each Fee Table will include dividends and interest expenses paid on short sales.

August 1, 2018

Response: Each Fund confirms that, to the extent the Fund engages in short sales, the “Other Expenses” line item in the applicable Fee Table will include dividends and interest expenses paid on short sales.

Prospectus: Principal Investment Strategies

Comment 6: The Staff requests confirmation of whether the Funds intend to invest in non-agency backed or non-investment grade residential or commercial asset-backed securities as a principal investment strategy.

Response: BlackRock Alternative Capital Strategies Fund currently intends to invest in non-agency backed or non-investment grade residential or commercial asset-backed securities as part of its principal investment strategies.

BlackRock Global Long/Short Credit Fund does not currently intend to invest in non-agency backed or non-investment grade residential or commercial asset-backed securities as a principal investment strategy.

BlackRock Impact Bond Fund currently intends to invest in non-agency backed or non-investment grade residential or commercial asset-backed securities as part of its principal investment strategies.

Comment 7: The Staff notes that Appendix A to the Investor and Institutional Shares prospectuses for BlackRock Alternative Capital Strategies Fund, BlackRock Global Long/Short Credit Fund and BlackRock Impact Bond Fund, each a series of BlackRock FundsSM (each a “Predecessor Fund” and together the “Predecessor Funds”), contains disclosure pertaining to Front-End Sales Charge Waivers available to shareholders who purchase Investor A Shares through Ameriprise Financial or Morgan Stanley Wealth Management. The Staff requests an explanation as to why these disclosures were not included in the prospectus of each Fund.

Response: Each Fund notes that the Ameriprise Financial and Morgan Stanley Wealth Management disclosures were finalized after the filing of the Registration Statement but prior to the filing of the annual registration statement update for each Predecessor Fund. Such disclosure is included in the Amendment transmitted herewith.

Applicable to BlackRock Global Long/Short Credit Fund and BlackRock Impact Bond Fund

Prospectus: Principal Investment Strategies

Comment 8: The Staff requests confirmation of whether, under normal circumstances, derivatives are valued using the mark-to-market value for purposes of the 80% test for BlackRock Global Long/Short Credit Fund and BlackRock Impact Bond Fund. If not, the Staff requests an explanation of the basis for using another method of valuation.

August 1, 2018

Response: For purposes of calculating compliance with BlackRock Global Long/Short Credit Fund’s 80% policy, derivatives are valued at the notional amount. The Fund expects that a significant portion of its exposure to credit-related instruments will be gained through the use of swaps. In a typical swap agreement, two parties agree to exchange the returns (or differentials in rates of returns) earned or realized on a particular predetermined investment. The gross returns exchanged between the parties are generally calculated with respect to “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested in a particular underlying asset. Through the use of derivatives, the Fund may obtain a return that is the economic equivalent to the return that would have been obtained from a direct investment of the notional amount of the instrument underlying the swap.

To the extent the BlackRock Global Long/Short Credit Fund engages in swaps or other derivative transactions to acquire exposure for a potential investment that it could otherwise acquire directly, the Fund’s decision will reflect a determination that it is more efficient and cost effective to acquire the investment derivatively. The Fund will acquire equivalent investment exposure whether it invests through the use of derivative transactions or directly in the reference assets, and submits that the use of derivatives in this context is entirely consistent with the Fund’s investment policies and with the use of “credit” in its name.

For the reasons discussed above, the BlackRock Global Long/Short Credit Fund believes that the notional amount of derivatives reflects the Fund’s true exposure to the underlying credit-related instruments for purposes of its 80% test.

With respect to BlackRock Impact Bond Fund, the Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

Applicable to BlackRock Impact Bond Fund

Prospectus: Principal Investment Strategies

Comment 9: With regard to the policy of BlackRock Impact Bond Fund that it will provide shareholders with at least 60 days’ notice of any change to its investment policy, please consider adding this 60-day notice policy to the Item 4 or Item 9 sections.

Response: BlackRock Impact Bond Fund notes that the applicable disclosure appears in Part I of the Statement of Additional Information. In response to the Staff’s comment, BlackRock Impact Bond Fund has added this disclosure to Item 9 of its prospectus.

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August 1, 2018

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Benjamin Archibald

Gladys Chang

John A. MacKinnon